Exhibit 99.1

TOWER SEMICONDUCTOR LTD.

AND SUBSIDIARIES

UNAUDITED CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

INDEX TO UNAUDITED CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(dollars and shares in thousands)

	As of	As of
	June 30,	December 31,
	2020	2019

A S S E T S

CURRENT ASSETS
Cash and cash equivalents	$258,793	$355,561
Short-term interest-bearing deposits	269,263	215,609
Marketable securities	195,886	176,070
Trade accounts receivable	128,401	126,966
Inventories	210,129	192,256
Other current assets	28,158	22,019
Total current assets	1,090,630	1,088,481

LONG-TERM INVESTMENTS	41,219	40,085

PROPERTY AND EQUIPMENT, NET	765,895	681,939

GOODWILL AND INTANGIBLE ASSETS, NET	16,298	17,281

DEFERRED TAX AND OTHER LONG-TERM ASSETS, NET	91,834	105,047

TOTAL ASSETS	$2,005,876	$1,932,833

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Current maturities of long-term debt	$79,668	$65,932
Trade accounts payable	154,517	119,199
Deferred revenue and customers' advances	8,455	10,322
Employee related liabilities	59,079	50,302
Other current liabilities	9,113	7,301
Total current liabilities	310,832	253,056

LONG-TERM DEBT	219,764	245,821

LONG-TERM CUSTOMERS' ADVANCES	27,570	28,196

EMPLOYEE RELATED LIABILITIES	14,970	13,285

DEFERRED TAX LIABILITY	40,075	45,238

OTHER LONG-TERM LIABILITIES	521	514

TOTAL LIABILITIES	613,732	586,110

THE COMPANY'S SHAREHOLDERS' EQUITY	1,398,009	1,354,547
Non-controlling interest	(5,865)	(7,824)
TOTAL SHAREHOLDERS' EQUITY	1,392,144	1,346,723

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,005,876	$1,932,833

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(dollars and shares in thousands, except per share data)

	Six months ended		Three months ended
	June 30,		June 30,
	2020	2019	2020	2019

REVENUES	$610,261	$616,171	$310,090	$306,064

COST OF REVENUES	500,013	499,613	252,385	252,657

GROSS PROFIT	110,248	116,558	57,705	53,407

OPERATING COSTS AND EXPENSES:

Research and development	38,838	37,980	19,424	18,812
Marketing, general and administrative	32,845	33,479	16,154	16,838

	71,683	71,459	35,578	35,650

OPERATING PROFIT	38,565	45,099	22,127	17,757

FINANCING AND OTHER INCOME (EXPENSE), NET	(282)	1,672	1,831	947

PROFIT BEFORE INCOME TAX	38,283	46,771	23,958	18,704

INCOME TAX BENEFIT (EXPENSE), NET	(778)	(649)	(2,484)	1,018

NET PROFIT	37,505	46,122	21,474	19,722

Net loss (income) attributable to non-controlling interest	(1,433)	1,030	(2,422)	1,214

NET PROFIT ATTRIBUTABLE TO THE COMPANY	$36,072	$47,152	$19,052	$20,936

BASIC EARNINGS PER ORDINARY SHARE:

Earnings per share	$0.34	$0.45	$0.18	$0.20

Weighted average number of ordinary shares outstanding	106,885	105,829	106,956	106,321

DILUTED EARNINGS PER ORDINARY SHARE:

Earnings per share	$0.33	$0.44	$0.18	$0.20

Net profit used for diluted earnings per share	$36,072	$47,152	$19,052	$20,936

Weighted average number of ordinary shares outstanding used for diluted earnings per share	108,213	107,078	108,277	107,178

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

(dollars in thousands)

	Six months ended		Three months ended
	June 30,		June 30,
	2020	2019	2020	2019

Net profit	$37,505	$46,122	$21,474	$19,722

Other comprehensive income, net of tax:

Foreign currency translation adjustment	(124)	2,672	556	4,323

Change in employees plan assets and benefit obligations, net of taxes	(130)	115	(65)	172

Unrealized gain (loss) on derivatives	(1,473)	1,639	4,662	(431)

Comprehensive income	35,778	50,548	26,627	23,786

Comprehensive income attributable to non-controlling interest	(1,959)	(496)	(3,091)	(939)

Comprehensive income attributable to the Company	$33,819	$50,052	$23,536	$22,847

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

(dollars and share data in thousands)

	THE COMPANY'S SHAREHOLDERS' EQUITY
	Ordinary shares issued	Ordinary shares amount	Additional paid-in capital	Capital notes	Unearned compensation	Accumulated other comprehensive income	Foreign currency translation adjustments	Accumulated deficit	Treasury stock	Comprehensive income	Non controlling interest	Total

BALANCE AS OF JANUARY 1, 2020	106,895	$426,111	$1,395,376	$--	$107,774	$1,906	$(20,150)	$(547,398)	$(9,072)		$(7,824)	$1,346,723

Changes during the period:

Exercise of options and RSUs	454	1,952	(647)									1,305
Employee stock-based compensation					8,338							8,338
Other comprehensive income:
Profit								36,072		$36,072	1,433	37,505
Foreign currency translation adjustments							(650)			(650)	526	(124)
Change in employees plan assets and benefit obligations						(130)				(130)		(130)
Unrealized loss on derivatives						(1,473)				(1,473)		(1,473)
Comprehensive income										$33,819

BALANCE AS OF JUNE 30, 2020	107,349	$428,063	$1,394,729	$--	$116,112	$303	$(20,800)	$(511,326)	$(9,072)		$(5,865)	$1,392,144

OUTSTANDING SHARES, NET OF TREASURY STOCK AS OF JUNE 30, 2020	107,262

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(dollars in thousands)

	Six months ended
	June 30,
CASH FLOWS - OPERATING ACTIVITIES	2020	2019

Net profit	$37,505	$46,122

Adjustments to reconcile net profit for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	117,299	104,867
Effect of exchange rate differences on debentures	(910)	6,205
Other income, net	(890)	(445)
Changes in assets and liabilities:
Trade accounts receivable	(1,296)	31,271
Other current assets	5,122	(5,755)
Inventories	(17,380)	(3,017)
Trade accounts payable	(12,950)	(15,204)
Deferred revenue and customers' advances	(2,498)	(13,649)
Employee related liabilities and other current liabilities	10,729	(1,846)
Long-term employee related liabilities	2,078	39
Deferred tax, net and other long-term liabilities	(1,870)	(1,564)
Net cash provided by operating activities	134,939	147,024

CASH FLOWS - INVESTING ACTIVITIES

Investments in property and equipment, net	(125,444)	(85,445)
Investments in deposits, marketable securities and other assets, net	(78,786)	(33,825)
Net cash used in investing activities	(204,230)	(119,270)

CASH FLOWS - FINANCING ACTIVITIES

Exercise of options	1,214	397
Principal payments on account of capital lease obligation	(10,443)	(10,549)
Debentures repayment	(18,754)	--
Net cash used in financing activities	(27,983)	(10,152)

EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	506	2,465

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(96,768)	20,067
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	355,561	385,091

CASH AND CASH EQUIVALENTS - END OF PERIOD	$258,793	$405,158

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(dollars in thousands)

	Six months ended
	June 30,
	2020	2019

NON-CASH ACTIVITIES:

Investments in property and equipment	$71,967	$35,529
Conversion of notes into share capital	$--	$20,758

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash received during the period from interest, net	$2,028	$1,226
Cash paid during the period for income taxes, net	$2,149	$10,178

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS AS OF JUNE 30, 2020

(dollars in thousands, except per share data)

NOTE 1 - GENERAL

Basis for Presentation

The unaudited condensed interim consolidated financial statements of Tower Semiconductor Ltd. (“Tower”) as of June 30, 2020 include the financial statements of Tower and (i) its wholly-owned subsidiary Tower US Holdings Inc., the sole owner of: (1) Tower Semiconductor US Tech Holdings, Inc. (formerly named “Jazz US Holdings Inc.”) and its wholly-owned subsidiary, Tower Semiconductor Newport Beach, Inc. (formerly named “Jazz Semiconductor, Inc.”) and (2) Tower Semiconductor San Antonio, Inc. (formerly named “TowerJazz Texas Inc.”), and (ii) its 51% owned subsidiary, Tower Partners Semiconductor Co., Ltd. (formerly named “TowerJazz Panasonic Semiconductor Co. Ltd.”) (“TPSCo”). Tower and its subsidiaries are collectively referred to as the “Company”.

The Company’s unaudited condensed interim consolidated financial statements are presented after elimination of inter-company transactions and balances and are presented in accordance with U.S. generally accepted accounting principles (“US GAAP”).

The unaudited condensed interim consolidated financial statements of the Company should be read in conjunction with the audited consolidated financial statements of the Company as of December 31, 2019 and for the year then ended, including the notes thereto.

In the opinion of the Company's management, the unaudited condensed interim consolidated financial statements include all adjustments necessary for a fair presentation of the Company’s financial position as of the dates presented and results of operations for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be expected on a full-year basis.

NOTE 2 - INITIAL ADOPTION OF NEW STANDARDS

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes - Simplifying the Accounting for Income Taxes” (“Topic 740”). The ASU simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The ASU also clarifies and amends existing guidance to improve consistent application among reporting entities. The guidance will be effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

NOTE 3 - RECENT DEVELOPMENTS

In November 2019, Panasonic Corporation announced it will sell its fully-owned subsidiary, Panasonic Semiconductor Solution Co., Ltd (“PSCS”), which holds 49% in TPSCo, to Nuvoton Technology Corporation, a Taiwan-based semiconductor company, which is an affiliate of Winbond Electronics Corporation. The transaction is subject to regulatory and / or other approvals and has not yet closed.

In May 2020, the Company received approval of its shelf prospectus filed in Israel, to serve as a platform for future possible issuance of securities. No decision has been made to date with respect to any specific type of securities to be issued or its timing, if any.